Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest charges	$118,243	$101,318	$84,356	$83,251	$81,118	$81,197
Interest applicable to rentals	3,767	2,204	2,309	2,074	1,902	1,783

Total fixed charges, as defined	122,010	103,522	86,665	85,325	83,020	82,980

Preferred dividends, as defined (a)	1,306	1,006	1,341	1,341	1,341	1,341

Combined fixed charges and preferred dividends, as defined	$123,316	$104,528	$88,006	$86,666	$84,361	$84,321

Earnings as defined:
Net Income	$153,281	$174,319	$201,604	$158,977	$161,662	$180,969
Add:
Income Taxes	88,951	92,297	89,736	52,616	56,819	68,116
Fixed charges as above	122,010	103,522	86,665	85,325	83,020	82,980

Total earnings, as defined	$364,242	$370,138	$378,005	$296,918	$301,501	$332,065

Ratio of earnings to fixed charges, as defined	2.99	3.58	4.36	3.48	3.63	4.00

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.95	3.54	4.30	3.43	3.57	3.94

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.